10603 W. Sam Houston Pkwy N.
Suite 300
Houston, Texas 77064
(713)-849-9911

January 6, 2016
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:     Flotek Industries, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed January 27, 2015
Form 10-Q for the Period Ended September 30, 2015
Filed October 21, 2015
Response dated December 17, 2015
File No. 1-13270

Dear Mr. O’Brien:

We have received the comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 23, 2015, with respect to the above-referenced filings. We respectfully request an additional five business days, until January 15, 2016, to respond to your comment.

A copy of this letter has been furnished on EDGAR as correspondence.

Very truly yours,

/s/ Robert M. Schmitz
Robert M. Schmitz
Executive Vice President and Chief Financial Officer

cc:	Nudrat Salik
W. Mark Young (Andrews Kurth LLP)